Exhibit 99.1

Ossen Innovation Enters into the Second Amendment to the Exchange Agreement with America-Asia Diabetes Research Foundation

SHANGHAI, Nov. 15, 2017 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it has entered into the second amendment to the Share Exchange Agreement (the "Exchange Agreement") with America-Asia Diabetes Research Foundation (the "Foundation"), a California corporation that owns 90.27% of the equity interests of San MediTech (Huzhou) Co. Ltd. ("San MediTech"), a China-based medical device company engaged in the research, development and marketing of glucose control products, and the shareholders of the Foundation (the "Selling Shareholders").

On November 7, 2017, San MediTech's new mobile dynamic continuous glucose monitoring ("CGM") system has been approved by the China Food and Drug Administration (the "CFDA"). As previously disclosed, due to the delay of the CFDA's approval for the new generation product and the expiration of the old generation products' CFDA license earlier this year, San MediTech's sales in 2017 had been adversely affected; thus, the previously agreed earn-out target was impractical. On November 13, 2017, the Company entered into the second amendment to the Exchange Agreement with the Foundation (the "Second Amendment"). Pursuant to the Second Amendment, (a) the revenue target of $6,470,588 was changed from year 2017 to year 2018, and (b) in the event that there is a termination of the Exchange Agreement by the Company pursuant to certain conditions, Howard Gang Hao and Ken Yiming Hao, principle shareholders of the Foundation, shall jointly and severally, (i) transfer to the Company 3,434 ordinary shares of the Foundation or (ii) pay to the Company a termination fee in cash equal to the fair market value of 3,434 ordinary shares of the Foundation but not less than $5,600,000 (the "Sellers Termination Fee"). The Company intends to file amended proxy and hold another special shareholders' meeting for shareholders to vote on the Second Amendment.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. Furthermore, there can be no assurance that the conditions to close the transactions will be satisfied or waived. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com